Exhibit 99.1

Suntech Announces that Wuxi Court Accepted Petition for Restructuring of Chinese Subsidiary Wuxi Suntech

WUXI, China — March 21, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP), or the “Company”, today announced that the Wuxi Municipal Intermediate People’s Court in Jiangsu Province, China has formally accepted the petition for the insolvency and restructuring of the Company’s Chinese subsidiary Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”).

The Court has appointed an administration committee, consisting of local government representatives and accounting and legal professionals, to administer the restructuring of Wuxi Suntech. The insolvency and restructuring procedure is designed to facilitate an orderly process for both Wuxi Suntech and its creditors. The primary goal is to restructure Wuxi Suntech’s debt obligations, while continuing production and operations.

Wuxi Suntech is the Company’s principal operating subsidiary in China engaged in the manufacture of photovoltaic (PV) cells and PV modules. Wuxi Suntech will continue operations through the restructuring period. Furthermore, the Company has additional wholly owned or partially owned subsidiaries with cell and module production facilities that continue to produce high quality solar products to meet customer orders. Suntech and the administration committee are committed to maintaining all of Suntech’s product warranty obligations.

Suntech Power Holdings Co., Ltd., the ultimate parent company of Wuxi Suntech, has not commenced insolvency proceedings, nor have any of the Company’s other principal operating subsidiaries. The Company is not aware of any similar proceedings regarding any of its other entities.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the Company’s ability to navigate near term challenges and realize long-term potential in the solar industry. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com